SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D/A
                                Amendment No. 1
                    Under the Securities Exchange Act of 1934



                                  US WATS, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    90337P109
                                 (CUSIP Number)


                            Aloysius T. Lawn IV, Esq.
                         General Counsel and Secretary
                            Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500



          ____________________________________________________________
            (Name, address and telephone number of persons authorized
                      to receive notices and communications


                                December 23, 1997

          ____________________________________________________________
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: _____

______________________________________________________________

1.           Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Tel-Save Holdings, Inc.          23-2827736

______________________________________________________________

2.           Check the Appropriate Box if a Member of a Group
                                                   (a)
                                                   (b)  X
______________________________________________________________
3.           SEC Use only
______________________________________________________________
4.           Source of Funds

             WC
______________________________________________________________
5.           Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)

                                  Not Applicable
______________________________________________________________
6.           Citizenship or Place of Organization
             Delaware, United States
______________________________________________________________
Number of                  7.     Sole Voting Power

Shares                            2,164,225 Common Shares

                               _______________________________

Beneficially               8.     Shared Voting Power
Owned By                          2,164,225 Common Shares

                               _______________________________

Each Reporting             9.     Sole Dispositive Power
Person With                       2,164,225 Common Shares

                               _______________________________

                          10.     Shared Dispositive Power
                                  2,164,225 Common Shares


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


                          11.     Aggregate Amount Beneficially Owned by Each

                                  Reporting Person:  2,164,225 Common Shares


                                              See Item 5
______________________________________________________________
                          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                  Not Applicable
______________________________________________________________
                          13.     Percent of Class Represented by Amount in
                                  Row (11)

                                  16.0%

______________________________________________________________
                         14.      Type of Reporting Person
                                  HC
______________________________________________________________

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


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                          RELATING TO THE COMMON STOCK
                                       OF
                                  US WATS, INC.

Item 1.  Security and Issuer.


          This Amendment No. 1 to the Schedule 13D (the "Statement") relates to the Common Stock, $0.001 par value per share, of US WATS, Inc. ("Issuer"), a New York corporation. The principal executive office of Issuer is located at 111 Presidential Boulevard, Bala Cynwyd, PA 19004.


Item 2.  Identity and Background.

          This Statement is being filed by Tel-Save Holdings, Inc. (referred to herein as "Purchaser" or "Reporting Person"), a corporation organized under the laws of the State of Delaware.

          Purchaser provides long distance telecommunications services primarily to small and medium-sized businesses located throughout the United States. The Reporting Person's long distance service offerings include outbound service; inbound toll-free 800 service; and dedicated private line services for data. The principal business and the principal executive offices of the Reporting Person are located at 6805 Route 202, New Hope, Pennsylvania 18938.


          The executive officers of the Reporting Person, as of December 22, 1997, are as follows:


Name                          Business Address             Office
----                          ----------------             ------

Daniel Borislow               Tel-Save Holdings, Inc.      Chief Executive
                              6805 Route 202               Officer
                              New Hope, PA  18938

Gary W. McCulla               Tel-Save Holdings, Inc.      President and
                              6805 Route 202               Director of Sales
                              New Hope, PA  18938          and Marketing

Emanuel J. DeMaio             Tel-Save Holdings, Inc.      Chief Operations
                              6805 Route 202               Officer
                              New Hope, PA  18938

George Farley                 Tel-Save Holdings, Inc.      Chief Financial
                              6805 Route 202               Officer and Treasurer
                              New Hope, PA  18938

Edward B. Meyercord, III      Tel-Save Holdings, Inc.      Executive Vice
                              6805 Route 202               President, Marketing
                              New Hope, PA  18938          and Corporate
                                                           Development

Mary Kennon                   Tel-Save Holdings, Inc.      Director of Customer
                              6805 Route 202               Care and Human
                              New Hope, PA  18938          Resources

Aloysius T. Lawn, IV          Tel-Save Holdings, Inc.      General Counsel and
                              6805 Route 202               Secretary
                              New Hope, PA  18938

Kevin R. Kelly                Tel-Save Holdings, Inc.      Controller
                              6805 Route 202
                              New Hope. PA  18938


          The directors of the Reporting Person, as of December 23, 1997, are as follows:


                                                Name and Principal
                                                Business of Employer;
Name              Principal Occupation          Address
----              --------------------          ---------------------

Daniel Borislow   Chief Executive Officer       Tel-Save Holdings, Inc.
                  of Tel-Save Holdings, Inc.    6805 Route 202
                                                New Hope, PA  18938

Ronald R. Thoma   Executive Vice President      Crown Cork and Seal
                  of Crown Cork and Seal        Company, Inc. (a manu-
                  Company, Inc.                 facturer of packaging
                                                products)
                                                9300 Ashton Road
                                                Philadelphia, PA  19136

Gary W. McCulla   President and Director of     Tel-Save Holdings, Inc.
                  Sales and Marketing of        6805 Route 202
                  Tel-Save Holdings, Inc.       New Hope, Pennsylvania  18938



George Farley     Chief Financial              Tel-Save Holdings, Inc.
                  Officer and Treasurer        6805 Route 202
                                               New Hope, PA  18938

Harold First       Financial Consultant          345 Park Avenue, 35th Floor
                                                 New York, NY  10154

Emanuel J. DeMaio  Chief Operations Officer      Tel-Save Holdings, Inc.
                   of Tel-Save Holdings, Inc.    6805 Route 202
                                                 New Hope, Pennsylvania 18938


          Each person named above as an executive officer or director of the Reporting Person is an American citizen.

          During the five years prior to the date hereof, neither the Reporting Person nor any of its executive officers and directors has been:

          (i)       convicted in a criminal proceeding; or

          (ii) the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

                    Not applicable to the sales covered  by this Statement.

          Item 4.  Purpose of Transaction.

               Purchaser acquired the shares for investment and in connection with Purchaser's proposal to ACC Corp. ("ACC") to acquire ACC, which proposal originally provided for a lesser purchase price if ACC's announced merger with Issuer was consummated. Upon acquisition of the Issuer shares, Tel-Save advised ACC that there would be no reduction in the proposed price based on an ACC/US WATS merger. Purchaser believes that its ownership of more than 10% of the Issuer stock will enable it to influence the outcome of any potential ACC/US WATS merger, which merger Purchaser does not favor. Furthermore, Purchaser believes that, should an ACC/US WATS merger be consummated, with an exchange of ACC shares for Issuer shares, including Purchaser's, and should a merger transaction between Purchaser and ACC subsequently be consummated, Purchaser's ownership of Issuer's shares would reduce the cost that Purchaser would have to pay in such merger. Purchaser will continue to monitor its investment and, depending on market conditions as well as developments with the potential acquisition of Issuer by ACC, Purchaser may acquire additional shares, dispose of additional shares or take other actions in connection with its investment.


          Item 5. Interest in Securities of the Issuer.

                    (a) Purchaser beneficially owns 2,164,225 Common Shares, which shares represent 16.0% of the shares of such class of stock outstanding.

                    (b) Purchaser has the sole power to vote and dispose of all of the Shares listed in item (a).

                    (c) (i) On November 12, 1997, Purchaser sold 32,500 Common Shares at an average price of $1.50 per share.

                        (ii) On November 13, 1997, Purchaser sold 32,500 Common Shares at an average price of $1.5125 per share.

                        (iii) On November 14, 1997, Purchaser sold 20,000 Common Shares at an average price of $1.4844 per share and 125,000 Common Shares at an average price of $1.5375.

                        (iv) On November 20, 1997, Purchaser sold 26,000 share at an average price of $1.7188 per share



          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

          Item 7. Material to be Filed as Exhibits.

                  None

                                    SIGNATURE


                    After reasonable inquiry and to the best of the knowledge and belief of each reporting persons named below, each such reporting person certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned reporting persons hereby agrees that this statement be and hereby is filed on behalf of each such reporting person.

                                                Tel-Save Holdings, Inc.


                                            By: /s/  Aloysius T. Lawn IV, Esq.
                                               ---------------------------------
                                               Name:  Aloysius T. Lawn IV, Esq.
                                               Title: General Counsel
                                                      and Secretary



          Dated:  December 23, 1997



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